Mail Stop 0510

      June 13, 2005

Mr. Richard C. Levin
Chief Executive Officer, President
and Chief Financial Officer, Spherix Incorporated
12051 Indian Creek Court
Beltsville, Maryland 20705

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the period ended March 31, 2005
		File No. 0-5576


Dear Mr. Levin:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Statements of Operations, page 21
1. We have reviewed your response to comment three. Based on your response that you have changed your practice of allocating corporate rent to the divisions, we would anticipate a change in reported segment results rather than a change in classification on your statements of operations. Please tell us why the change in the way you evaluate division results has no effect on your segment reporting.
2. Please tell us how you determine what costs are direct contract and operating costs. Please also tell us why you believe the inclusion of costs that do not directly benefit the operations of either division in the direct costs line item was appropriate in the prior year.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Scott Watkinson at (202) 551-3741 or, in his absence, me, at (202) 551-3769 with any other questions.

								Sincerely,


								Rufus Decker
								Accounting Branch Chief

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Mr. Richard C. Levin
Spherix Incorporated
June 13, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE